KA 3/31

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]

12013850

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 29 2012 WASH., D.C. 196 SECTION

SEC FILE NUMBER
8- 53429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRI Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 S. Riverside Plaza, Suite 1600
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Izenman 312-646-7200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

1 South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 4/3

OATH OR AFFIRMATION

I, Jeffrey Izenman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRI Partners, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
SARAH M ROGERS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/18/12

Signature

Managing Member
Title

Sarah M. Rogers
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Contents

McGladrey

Independent Auditor's Report

To the Managers
BRI Partners LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of BRI Partners LLC (the Company) as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BRI Partners LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2012

BRI Partners LLC

Statement of Financial Condition
December 31, 2011

Assets		
Cash and cash equivalents	$	377,025
Certificate of deposit		24,029
Receivables		
Revenue sharing fees		134,517
Affiliates		8,435
Members		1,049
Investment in limited liability company		15,828
Other assets		18,197
Total assets	$	579,080
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$	23,500
Payable to related party		30,132
Total liabilities		53,632
Members' equity		525,448
Total liabilities and Members' equity	$	579,080

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: BRI Partners, LLC (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as a commodity pool operator and a commodity trading advisor with the Commodity Futures Trading Commission and is a member of the National Futures Association.

The Company earns incentive fees as managing member and advisor to an entity that has invested in hedge funds. The Company also earns revenue sharing fees from certain of these and other hedge funds.

The Company's operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2050.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule, including the requirement to make the reserve computations under Rule 15c3-3. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each designated as Special Account for the Exclusive Benefit of Customers of the Company. Because the Company effects no financial transactions with customers as defined in Rule 15c3-3(a)(1), the Company does not maintain a Special Account.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents: Cash equivalents are all highly liquid investments with a maturity of three months or less at the date of acquisition.

Certificate of deposit: The certificate of deposit is reflected at fair value based upon contractual terms.

Investment in limited liability company: The Company's investment in limited liability company represents an investment as a managing member in an investment fund (Affiliate) that is carried at fair value, with unrealized gains and losses reflected in net income. The Affiliate's financial statements are not consolidated into the Company's financial statements as the Company carries substantially all of its assets, including the investment in the Affiliate, at fair value with changed in value reported in net income.

In February, 2010, the Financial Accounting Standards Board issued Accounting Standard Update (ASU) No. 2010-10, *Consolidation, Amendments for Certain Investment Funds*, that defers the application of revised consolidation standards for certain investment funds. The Company analyzed the investment in the Affiliate and determined that it meets the criteria for the deferral. As such, application of ASU No. 2010-10 had no impact on the Company's financial statements.

Revenue recognition: Incentive and revenue sharing fees are recognized when earned.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Recently issued accounting pronouncements: In May 2011, the FASB issued new guidance to clarify the application of existing fair value measurement requirements and to change particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. This guidance is effective for annual periods on or after December 15, 2011, applied prospectively. The adoption of this guidance is not expected to have a material impact on our financial statements.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2011. The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2008.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

Note 2. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2. Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3. Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Note 2. Fair Value Measurements (Continued)

The following summarizes the Company's assets and liabilities accounted for at fair value at December 31, 2011 using the fair value hierarchy:

Description	Level 1	Level 2	Level 3	Total
Cash equivalent:				
Money market fund	$ 361,721	$ -	$ -	$ 361,721
Investment in limited liability company	-	-	15,828	15,828
	$ 361,721	$ -	$ 15,828	$ 377,549

Note 3. Members' Equity

The Company's operating agreement provides that certain members are managers (the Managers), responsible for the day-to-day operations of the Company. Managers may repurchase another Manager's interest upon that Manager's resignation or removal as a Manager.

The Company's operating agreement also provides that the Managers receive management fees plus certain benefits.

In addition, the Company's operating agreement provides that distributions of capital transactions proceeds will first be made to members in proportion to their unreturned capital contributions, and then any remainder along with income or loss in proportion to their percentage interests, as defined.

Note 4. Revenue Sharing Fees

Revenue sharing fees from one entity represent approximately 100 percent of total revenue sharing fees earned for the year ended December 31, 2011. The agreement with this entity expires on December 1, 2013 with no option to renew.

Note 5. Related-Party Transactions

Cash and cash equivalents at December 31, 2011 include $361,721 on deposit with a broker-dealer affiliated through common ownership with one of the Company's members.

The Company's investment in limited liability company represents an investment as a managing member in an investment fund. The Company shares a portion of its revenue with this entity. At December 31, 2011, receivable from Affiliates includes $8,435 due from this entity.

The Company has entered into a management service agreement with an affiliated company whereby such affiliate provides the Company with various services, including certain personnel, administrative, office rent and other operating expenses. As of December 31, 2011, a payable in the amount of $30,132 to this company and is included in the payable to related party balance on the Statement of Financial Condition.

Note 6. Employee Benefit Plan

The Company provides a 401(k) plan to all eligible employees. The Company may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2011, the Company had net capital and net capital requirements of approximately $340,000 and $5,000, respectively. The Company's net capital ratio was 0.16 to 1. The net capital rule may effectively restrict distributions to the members.